UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Hayes Lemmerz International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    420781304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 16, 2007

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

                                  SCHEDULE 13D

Cusip No. 141705103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG(1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,113,813(2)
                     ----------------------------------------------------------

NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                463,791(2)
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,577,604(2)
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,577,604(2)
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.10%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO, BK
--------------------------------------------------------------------------------

(1)  In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

(2) The beneficial ownership of each of Deutsche Bank AG and Deutsche Bank Securities Inc. is given as of March 23, 2007, the filing date of this Schedule 13D. The beneficial ownership of each reporting person as of March 16, 2007, the date of the event which requires the filing of this Schedule 13D, is set forth in the second table in paragraphs (a) and (b) under Item 5.

Cusip No. 141705103
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.(1)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                463,791(2)
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      463,791(2)
--------------------------------------------------------------------------------

12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.21%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO, BD
--------------------------------------------------------------------------------

(1)  In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

(2) The beneficial ownership of each of Deutsche Bank AG and Deutsche Bank Securities Inc. is given as of March 23, 2007, the filing date of this Schedule 13D. The beneficial ownership of each reporting person as of March 16, 2007, the date of the event which requires the filing of this Schedule 13D, is set forth in the second table in paragraphs (a) and (b) under Item 5.

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Shares"), of Hayes Lemmerz International Inc.(the "Company"). The Company has its principal executive offices at 15300 Centennial Drive, Northville, MI 48167.

Item 2.   Identity and Background

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

(b) The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

(c) and (f)     The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

        Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d) and (e)     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

Item 4.    PURPOSE OF TRANSACTION

         The acquisition of the shares of Common Stock that are currently beneficially owned by the Reporting Persons was for investment purposes or in other ordinary course activities. As described below, DBSI has agreed to act as a back-stop purchaser in connection with a proposed rights offering by the Company and has been granted an option to purchase shares directly from the Company in connection with such rights offering.

Rights Offering

         On March 16, 2007, the Company announced that its Board of Directors had approved a rights offering to its stockholders (the "Rights Offering") of up to 55,384,615 shares of the Company's common stock, par value $.01 per share (the "Common Stock") for an aggregate purchase price of up to $180 million. The Company will use the net proceeds of the Rights Offering to repurchase outstanding 10 1/2% Senior Notes due 2010 (the "Senior Notes") issued by its subsidiary, HLI Operating Company, Inc., and to pay any required fees and expenses related to the Rights Offering. The Rights Offering is conditioned upon, among other things, approval of the Rights Offering by the Company's stockholders at a Special Meeting of Stockholders and the effectiveness of a registration statement filed on March 16, 2007 with the Securities and Exchange Commission ("SEC"). In addition, the Rights Offering is conditioned upon approval of the Company's proposal to amend its Certificate of Incorporation to increase the aggregate number of its authorized shares of Common Stock from 100,000,000 to 200,000,000, to increase the aggregate number of its authorized shares of all classes of stock from 101,000,000 to 201,000,000, and to increase the maximum number of members of the Board of Directors from nine to twelve. Such proposals are contained in the Preliminary Proxy Statement filed with the SEC on Schedule 14A on March 16, 2007, and incorporated by reference herein.

Equity Purchase and Commitment Agreement

         In  connection  with the  Rights  Offering,  the  Company  entered into an Equity Purchase and Commitment Agreement (the "Equity Agreement") with DBSI. Pursuant to the Equity Agreement, DBSI has agreed to backstop the Rights Offering by purchasing all shares of Common Stock offered in the Rights Offering and not purchased at the close of the Rights Offering.
SPCP Group, LLC, an affiliate of Silver Point Capital, L.P. ("SPCP Group"), has agreed with DBSI, pursuant to the Principal Additional Investor Agreement (the "PAIA"), to acquire fifty percent (50%) of the shares of Common Stock that DBSI is obligated to purchase pursuant to its backstop commitment. In no event, however, may DBSI acquire more than 45% beneficial ownership, nor may SPCP Group acquire more than 30% beneficial ownership, of the Company's issued and outstanding Common Stock. Notwithstanding the foregoing
imitations on beneficial ownership,   SPCP  Group's   participation  enables  a
full backstop of the Rights Offering. If no stockholders participate in the Rights Offering, DBSI is obligated to purchase all 55,384,615 shares of the Company's Common Stock offered in the Rights Offering and SPCP is obligated to purchase fifty percent (50%) of those shares from DBSI. In such case, DBSI would own 29,819,912 shares and SPCP Group would own 27,692,308 shares, representing approximately 31.4% and 29.2% ownership of the Company's Common Stock, respectively, and reducing the ownership interest of the remaining stockholders to approximately 39.4%.

         The Equity Agreement also gives DBSI the option to make a direct investment (the "Direct Investment Option") of up to 5,538,462 shares for an aggregate purchase price of up to $18 million in the Company's Common Stock at a price per share equal to the subscription price offered in the Rights Offering. Pursuant to the PAIA, SPCP Group retains a 50% right to participate in the Direct Investment Option.

         With respect to both its standby commitment in the Rights Offering and the Direct Investment Option, DBSI may elect to assign some or all of its rights to purchase shares of the Compan's Common Stock to such additional
investors  as  are  reasonably   acceptable  to  the  Company   ("Additional
Investors"). If DBSI assigns some or all of its rights to purchase shares of the Company's Common Stock to a limited number of Additional Investors, no such Additional Investor may acquire shares of the Company's Common Stock that would result in it beneficially owning more than 15% of the Company's total issued and outstanding Common Stock after consummation of the Rights Offering.

         Pursuant to the Equity Agreement, DBSI's backstop commitment is subject to several conditions including, among others, the amendment of the Company's Amended and Restated Credit Agreement, or the refinancing of the debt subject thereto, to permit the repurchase of the Senior Notes and the placement of a portion of the Company's debt outside the United States. Such conditions are more fully described in the Equity Agreement.

         The Company agreed to pay DBSI a backstop commitment fee equal to 3.00% of the maximum dollar value of the rights offering, of which $3.15 million has been paid and $2.25 million will be paid upon the closing of the Rights Offering. DBSI has agreed to pay fifty percent (50%) of this commitment fee to SPCP Group, pursuant to the PAIA. In the event of termination of the Equity Agreement pursuant to certain conditions more fully described therein, the Company has agreed to pay to DBSI a termination fee equal to $1.8 million or $3.6 million, fifty percent (50%) of which DBSI has agreed it will pay to SPCP Group in such event. In addition, subject to certain limitations, the Company will indemnify DBSI and SPCP Group, and any Additional Investors from and against certain losses arising out of the rights offering and the transactions contemplated by the Equity Agreement.

Principal Additional Investor Agreement

         On March 16, 2007, DBSI and SPCP Group entered into an agreement by which SPCP Group agreed to purchase fifty percent (50%) of the aggregate amount of shares of Common Stock that DBSI is obligated to purchase pursuant to its backstop commitment (the "Principal Additional Investor Agreeme Principal Additional Investor Agreement is attached as Exhibit 2 hereto.

Standstill Agreements

         In connection with the Equity Agreement, the Company agreed with each of DBSI and SPCP Group that, upon the closing of the transactions contemplated by the Equity Agreement, the Company will enter into Standstill and Director Nomination Agreements (collectively, the "Standstill Agreements"), pursuant to which each of DBSI and SPCP Group will, for a period of thirty months following the closing of the Rights Offering (unless earlier terminated upon the happening of certain events), be prohibited from (i) directly or indirectly acquiring Common Stock that would result in DBSI beneficially owning more than 45%, or SPCP Group owning more than 30%, of the Company's issued and outstanding Common Stock, unless such transaction is approved by a committee of independent directors of the Company's Board of Directors or (ii) taking certain other actions, including soliciting proxies, making acquisition proposals or calling special meetings.

         Pursuant to such Standstill Agreements, DBSI and SPCP Group will, for 90 days following the consummation of the transactions contemplated by the Equity Agreement, be entitled to designate certain individuals to fill up to three newly-established seats on the Company's Board of Directors, depending upon and subject to obtaining certain minimum levels of percentage ownership of the Company's Common Stock held by DBSI and SPCP Group, as applicable, immediately following the rights offering. The ability to designate such individuals will be subject to several conditions and limitations, which are more fully described in the Standstill Agreements. In addition, DBSI and SPCP Group have agreed that each will vote or cause to vote all shares that it beneficially owns in favor of the slate of directors nominated by the Board of Directors of the Company at the Company's Annual Meetings of Stockholders to be held in 2007 and 2008, so long as the Company is not in breach of its obligations under such Standstill Agreements.

Registration Rights Agreement

         In connection with the Equity Agreement, the Company also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with DBSI and SPCP Group, pursuant to which the Company has agreed, among other things, to register with the SEC for resale the shares of the Company's Common Stock acquired by DBSI, SPCP Group, and any Additional Investors in the Rights Offering and pursuant to the Direct Investment Option.

         DBSI and SPCP Group may each assign the rights, interests, and obligations under the Registration Rights Agreement to one third party who acquires at least 10.0 million shares of the Company's Common Stock from either such party, provided that the Company shall have received notice of the transfer and such transferee shall have executed a properly completed joinder agreement to the Registration Rights Agreement.

         The  foregoing   descriptions  of  the  Equity  Agreement, Registration
Rights Agreement and Standstill Agreement are qualified in their entirety by the terms of the Equity Agreement, Registration Rights Agreement and Standstill Agreements, copies of which were attached as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to the Form 8-K/A filed on March 16, 2007, and are incorporated by reference herein.

        The Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(e)(1) under the Exchange Act in the event that the transaction described under this Item 4 is deemed to have the purpose or effect of changing or influencing the control of the issuer."

ITEM 2.           INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of March 16, 2007.



                         NUMBER OF SHARES      NUMBER OF SHARES    AGGREGATE NUMBER PERCENTAGE OF
                        BENEFICIALLY OWNED    BENEFICIALLY OWNED       OF SHARES        CLASS
                       WITH SOLE VOTING AND WITH SHARED VOTING AND   BENEFICIALLY   BENEFICIALLY
              NAME       DISPOSITIVE POWER     DISPOSITIVE POWER         OWNED        OWNED(1)
---------------------------------------------------------------------------------------------------
Reporting Persons
----------------------------------------------------------------------------------------------------
Deutsche Bank AG                 1,663,813             463,791         2,127,604         5.53%
----------------------------------------------------------------------------------------------------
Deutsche Bank Sec. Inc.                  0              63,791          463,791         1.21%
----------------------------------------------------------------------------------------------------



         Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of March 23, 2007.



                          NUMBER OF SHARES      NUMBER OF SHARES    AGGREGATE NUMBER PERCENTAGE OF
                         BENEFICIALLY OWNED    BENEFICIALLY OWNED       OF SHARES        CLASS
                        WITH SOLE VOTING AND WITH SHARED VOTING AND   BENEFICIALLY   BENEFICIALLY
              NAME        DISPOSITIVE POWER     DISPOSITIVE POWER         OWNED        OWNED(1)
-----------------------------------------------------------------------------------------------------
Reporting Persons
-----------------------------------------------------------------------------------------------------
Deutsche Bank AG                 1,113,813               463,791       1,577,604         4.10%
-----------------------------------------------------------------------------------------------------
Deutsche Bank Sec. Inc.                  0               463,791         463,791         1.21%
-----------------------------------------------------------------------------------------------------


         The percentages of Common Stock indicated in each of the above tables are based on the 39,528,426 shares of Common Stock outstanding as of March 12, 2007, as disclosed in the Company's most recent Form 8-K filed with the Securities and Exchange Commission on March 16, 2007. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

         Other than as described above, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule 1, beneficially owns any securities of the Company.

(c) Information regarding purchases and sales of Common Stock by the Reporting Persons during the past sixty (60) days is set forth on Schedule 2 hereto.

(d)      Not applicable.

(e)      Not applicable.

ITEM 3. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On March 16, 2007, the Company and DBSI entered into an Equity Purchase and Commitment Agreement, a copy of which is filed herewith as
Exhibit 2.

         On March 16, 2007, DBSI and SPCP Group entered into a Principal Additional Investor Agreement, a copy of which is filed herewith as Exhibit 3.

         On March 16, 2007, the Company entered into a Registration Rights Agreement with DBSI and SPCP Group, a copy of which is filed herewith as
Exhibit 4.

         On March 16, 2007, the Company entered into a Standstill and Director Nomination Agreement with each of DBSI and SPCP Group, copies of which are filed herewith as Exhibits 5 and 6, respectively.

                                       ***

         Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer and voting of any of the securities of the Company, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

ITEM 4.           MATERIAL TO BE FILED AS EXHIBITS


--------------------------------------------------------------------------------
Exhibit No.                     Exhibit Description
--------------------------------------------------------------------------------
1    Joint  Filing  Agreement,  dated  March 26,  2007,  between  Deutsche
     Bank AG and  Deutsche  Bank Securities Inc.
--------------------------------------------------------------------------------
2 Equity Purchase and Commitment Agreement, dated March 16, 2007, by and between Hayes Lemmerz International, Inc. and Deutsche Bank
     Securities, Inc. (attached as Exhibit 99.2 to the Form 8-K/A filed with the Securities and Exchange Commission by Hayes Lemmerz International, Inc. on March 16, 2007, and incorporated herein by reference).
--------------------------------------------------------------------------------
3 Principal Additional Investor Agreement, dated as of March 16, 2007, between Deutsche Bank Securities, Inc. and SPCP Group, LLC.
--------------------------------------------------------------------------------
4 Registration Rights Agreement, dated as of March 16, 2007, by and between Hayes Lemmerz International, Inc., Deutsche Bank Securities, Inc. and SPCP Group, LLC. (attached as Exhibit 99.3 to the Form 8-K/A filed with the Securities and Exchange Commission by Hayes Lemmerz International, Inc. on March 16, 2007, and incorporated hereinby reference).
--------------------------------------------------------------------------------
5 Form of Standstill Agreement, to be entered into at Closing of Rights Offering, by and between Hayes Lemmerz International, Inc. and Deutsche Bank Securities, Inc. (attached as Exhibit 99.4 to the Form 8-K/A filed with the Securities and Exchange Commission by Hayes Lemmerz International, Inc. on March 16, 2007, and incorporated herein by reference).
--------------------------------------------------------------------------------
6 Form of Standstill Agreement, to be entered into at Closing of Rights Offering, by and between Hayes Lemmerz International, Inc. and SPCP Group, LLC (attached as Exhibit 99.5 to the Form 8-K/A filed with the Securities and Exchange Commission by Hayes Lemmerz International, Inc. on March 16, 2007, and incorporated herein by reference).
--------------------------------------------------------------------------------

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of March 26, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT

                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Group Executive Committee and
                             Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Dr. Hermann-Josef Lamberti   Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------
Dr. Clemens Borsig           Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                         Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors, Chairman,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Mark Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                       Schedule 2 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                BUY/SELL            AMOUNT               PRICE
--------------------------------------------------------------------------------
02/02/07            S                   145000              5.11
--------------------------------------------------------------------------------
02/05/07            S                   174800              5.04
--------------------------------------------------------------------------------
02/06/07            S                   30400               4.93
--------------------------------------------------------------------------------
02/07/07            S                   70000               4.96
--------------------------------------------------------------------------------
02/08/07            S                   105000              4.99
--------------------------------------------------------------------------------
02/09/07            S                   75000               5.06
--------------------------------------------------------------------------------
02/12/07            S                   25000               5.09
--------------------------------------------------------------------------------
02/13/07            S                   41200               5.18
--------------------------------------------------------------------------------
02/14/07            S                   25000               5.17
--------------------------------------------------------------------------------
02/14/07            S                   43750               5.20
--------------------------------------------------------------------------------
02/15/07            S                   67900               5.16
--------------------------------------------------------------------------------
03/19/07            S                   550000              5.23

EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Caremark RX Inc.and further agrees that this Joint
Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of March 26, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director